October 24, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attn:	Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

Re:	CareDx, Inc.
Schedule TO-I filed October 12, 2017
File No. 005-88252

Dear Mr. Duchovny:

On behalf of by CareDx, Inc. (the “Company” or “CareDx”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 20, 2017 (the “Comment Letter”), relating to the above-referenced Schedule TO-I filed by the Company with the Commission on October 12, 2017. The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Schedule TO.

Set forth below are the Staff’s comments (in bold italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Offer to Exchange

1.	Please revise the Offer to disclose the exchange ratios offered to holders of eligible options for each option grant.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Offer to Exchange to disclose the exchange ratio applicable to the eligible option grants. The Company respectfully advises the Staff that, as disclosed in the Offer to Exchange, each eligible option holder received a personalized election form which listed all of such holder’s eligible option grants and certain information with respect to each such grant, including the applicable exchange ratio. The Company further advises the Staff that, in accordance with its responses to comments 4 and 5 below, the Company has revised the election form and is disseminating to each eligible option holder an updated personalized election form which lists all of such holder’s eligible option grants and certain information with respect to each such grant, including the applicable exchange ratio.

2.	We note that in the final paragraph on page 39 you attempt to incorporate by reference into the Offer document all filings under Sections 13(a) and (c), 14, and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure in the Offer to Exchange under the heading “The Offer—Section 17. Additional Information” to remove the language relating to “forward incorporation by reference.” The Company advises the Staff that it will file an amendment to the Schedule TO to report any material changes in the information previously disclosed in the Schedule TO.

3.	Please revise to disclose the ratio of earnings to fixed charges and the book value per share. See Item 1010(c)(4) and (c)(5) of Regulation M-A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Offer to Exchange to disclose the Company’s ratio of earnings to fixed charges for the years ended December 31, 2015 and 2016 and for the six months ended June 30, 2017 under the heading “The Offer—Section 10. Information concerning CareDx” on p. 34 of the Offer to Exchange.

The Company also respectfully advises the Staff that the Company’s book value per share as of June 30, 2017 was previously disclosed under the heading “The Offer—Section 10. Information concerning CareDx” on p. 34 of the Offer to Exchange.

Election Form

4.	We note that clause (1) on page 3 of the election form improperly requires tendering security holders to certify that they understand all of the terms and conditions of the Offer. Please revise to delete the requirement that security holders make this referenced certification. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certifications made by security holders as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the election form to delete the requirement that a tendering eligible option holder affirmatively acknowledge reading and understanding the terms and conditions of the offer and has modified the language to state that the tendering eligible option holder has “been given the opportunity to read the Offer documents and agree[s] to be bound by all of the terms and conditions of the Offer as described in the Offer documents, including the Offer to Exchange.” With respect to election forms that were completed and submitted by eligible option holders prior to the filing of Amendment No. 1 to the Schedule TO, the Company agrees that it will not use the language deleted from the election form in response to the Staff’s comment as a defense to potential claims from the relevant eligible option holders regarding the instructions to such election form.

5.	We refer to clause 6. Please tell us and, as applicable revise to explain, whether this indemnification is limited to the one addressed in part 5 of the Instructions located on page 7 of the Election Form. Please also explain to us how this indemnification is consistent with Section 29(a) of the Exchange Act.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the election form and the Offer to Exchange to delete all references to a requirement that a tendering eligible option holder agree to indemnify the Company with respect to any claim by a third party that he or she is entitled to rights with respect to eligible option grants tendered by such eligible option holder. With respect to election forms that were completed and submitted by eligible option holders prior to the filing of Amendment No. 1 to the Schedule TO, the Company agrees that it will not seek to enforce against such holders the indemnity that was deleted from the election form in response to the Staff’s comment, but reserves the right to seek recovery of losses incurred by the Company as a result of an eligible option holder exchanging an eligible option grant subject to a domestic relations order or notice of joinder (or comparable legal document as the result of the end or contemplated end of a marriage or domestic partnership) without the consent or authorization of the beneficiary of such domestic relations order or notice of joinder (or comparable legal document).

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In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct questions or comments regarding the Company’s responses to me at (650) 320-1804. Thank you for your assistance.

Sincerely,

PAUL HASTINGS LLP

/s/ Jeff Hartlin
Jeff Hartlin

cc:	Peter Maag, CareDx, Inc. Michael Bell, CareDx, Inc.